UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

DUNDEE BANCORP INC.

(Translation of registrant's name into English)

40 King Street West, Scotia Plaza, Suite 5500, Toronto, Ontario, Canada M5H 4A9

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                    Form 40-F  ☒

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

Index to Exhibits
News Release dated August 12, 2004
Second Quarter Report - 2004

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUNDEE BANCORP INC.

(Registrant)

Date: August 16, 2004	By: /s/ Lili Mance

Lili Mance Assistant Corporate Secretary

DUNDEE BANCORP REPORTS

SECOND QUARTER 2004 RESULTS

Toronto, Ontario - August 12, 2004: DUNDEE BANCORP INC. (TSX:  DBC.A) reports its financial results for the six months and the quarter ended June 30, 2004.  Net earnings for the six months ended June 30, 2004 were $41.1 million or $1.63 per share compared with $36.4 million or $1.44 per share for the same period of 2003.  On a three month basis, net earnings were $11.0 million or $0.44 per share, compared with $23.5 million or $0.93 per share in the second quarter of 2003.

On December 30, 2003, our subsidiary, Dundee Wealth Management Inc. ("Dundee Wealth"), completed the acquisition of Cartier Partners Financial Group Inc. ("Cartier"), which transformed Dundee Wealth into one of the largest independent integrated wealth management companies in Canada.  Dundee Wealth now has approximately $40 billion in fee paying assets under management and administration and approximately 2,300 independent financial advisors and 600 insurance specialists located in 745 branches across Canada.  Dundee Wealth's results for the three and six month periods ended June 30, 2004 include the operating results generated by the Cartier business acquired.  As expected, we have incurred higher than normal operating costs in this division as we continue to integrate the operations of Cartier's business with Dundee Wealth.

In the second quarter, Dundee Wealth's pre-tax earnings include a gain of $26.8 million from the prepayment of an investment management contract with Dundee Precious Metals Inc. ("Dundee Precious"), which was voluntarily terminated following the transformation of Dundee Precious from an investment management company to a gold mining company.   The gain from Dundee Precious, as well as revenues from the Cartier financial advisors contributed to higher revenue levels in the second quarter of this year compared with the same period of 2003.

On a consolidated basis, we generated operating EBITDA1 of $115.4 million in the first six months of 2004, an increase of 85% or $53.0 million from the $62.4 million earned in the same period of 2003.  Operating EBITDA includes the $26.8 million earned from Dundee Precious.

During the quarter, we increased our ownership interest in Dundee Precious to 21% and began to account for this investment on an equity basis.   Other second quarter developments in our resource segment include the completion of the plan of arrangement between Eurogas Corporation ("Eurogas") and Great Plains Exploration Inc. ("Great Plains"), whereby substantially all of the Canadian operating assets of Eurogas were transferred to Great Plains.  As a result of the plan of arrangement and after the exercise of certain options, our interest in

1 "Operating EBITDA" or "Operating Earnings before Interest, Taxes and Other Non Cash Items" and "Operating Earnings" are set out in the consolidated statements of the Company.  While these measures are non-GAAP, the Company uses them as supplementary measures to net earnings of the Company.

Great Plains was reduced to 49%, and we are now obliged to report this investment using the equity method, instead of accounting for operations on a consolidated basis.  We continue to consolidate our 51% interest in Eurogas.

Activity in our real estate segment includes the operating results of Dundee Real Estate Investment Trust ("Dundee REIT"), which are accounted for on an equity basis.  Our share of earnings from Dundee REIT was adversely affected in the second quarter by the disposition of one of its non-core retail properties.  Included in our share of earnings from equity accounted investees during the second quarter of 2004 is a loss from discontinued operations of $5.4 million, representing our pre-tax share of the loss from the sale of this property. Notwithstanding this loss, we are reporting three and six month earnings before taxes from our real estate activities, including our land and housing business, of $4.7 million and $17.6 million, respectively.

During the second quarter, we increased our investment provision against our carrying value of corporate investments by $3.3 million.  Earnings for the second quarter were also negatively impacted by a $3.7 million expense related to share appreciation rights exercised during that period.

Investment gains in the first six months of 2004 were $53.0 million, including the $26.8 million earned in the Dundee Precious transaction.  This compares with $23.1 million realized in the same period of 2003.  In 2003, we were able to record a tax benefit from the utilization of previously unrecorded tax losses to shelter a large part of our realized investment gains, which, for the most part, accounts for the higher tax provision in 2004.

FORWARD LOOKING STATEMENTS

This release contains forward looking statements about the Company, including its business operations, strategy and expected financial performance and conditions.  Forward looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions. Such statements are based on the current expectations of management, and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and the financial services industry, generally.  These forward looking statements are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward looking statements made by the Company.  The reader is cautioned to consider these and other factors carefully and not place undue reliance on forward looking statements.  The Company has no specific intention to update any forward looking statements whether as a result of new information, future events or otherwise.

Readers are referred to the media release of Dundee Wealth Management Inc. dated August 6, 2004 for more information on that company.

A review of the activities and performance of the Company, together with interim consolidated financial statements and a Management's Discussion and Analysis, will be published in the Company's Second Quarter 2004 Report to Shareholders which should be mailed to shareholders on or before August 13, 2004.

For further information please contact:

Ned Goodman

Joanne Ferstman

Dundee Bancorp Inc.

Dundee Bancorp Inc.

President & CEO

Executive Vice President & CFO

Tel: (416) 365-5665

Tel: (416) 365-5010

ngoodman@dundeebancorp.com

jferstman@dundeebancorp.com

Segmented Earnings for the six months ended June 30, 2004 and 2003

(in thousands of dollars)						2004

	Wealth Management			Other Investments
For the six months ended June 30, 2004		Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management and administration fees	$115,191	$ -	$ -	$ -	$ -	$ 115,191
Redemption fees	5,437	-	-	-	-	5,437
Financial services	175,595	-	-	1,558	(1,558)	175,595
Real estate revenue	-	54,429	-	-	-	54,429
Oil and gas sales, net of royalties	-	-	4,071	-	-	4,071
Investment income	28,282	-	18,169	10,003	(802)	55,652
	324,505	54,429	22,240	11,561	(2,360)	410,375
EXPENSES
Selling, general and administrative	100,608	3,173	789	10,915	(1,558)	113,927
Variable compensation	121,847	-	-	-	-	121,847
Trailer fees	20,500	-	-	-	-	20,500
Operating costs, real estate	-	37,562	-	-	-	37,562
Operating costs, oil and gas properties	-	-	1,135	-	-	1,135
	242,955	40,735	1,924	10,915	(1,558)	294,971
OPERATING EBITDA	81,550	13,694	20,316	646	(802)	115,404
Amortization of deferred sales commissions	17,579	-	-	-	-	17,579
Depreciation, depletion and amortization	4,467	59	997	482	-	6,005
Interest expense	1,174	1,037	10	5,727	(802)	7,146
OPERATING EARNINGS (LOSS)	58,330	12,598	19,309	(5,563)	-	84,674
Equity earnings	-	4,973	5,123	365	-	10,461
Investment provision	-	-	-	(3,339)	-	(3,339)
Non controlling interest	(16,611)	-	(479)	-	-	(17,090)
	$41,719	$17,571	$23,953	$(8,537)	$ -	74,706
Dilution loss						(1,816)
Income taxes						(31,805)
NET EARNINGS FOR THE PERIOD						$41,085

(in thousands of dollars)						2003
						(Restated)
	Wealth Management			Other Investments
For the six months ended June 30, 2003		Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management and administration fees	$79,127	$ -	$ -	$ -	$ -	$ 79,127
Redemption fees	5,647	-	-	-	-	5,647
Financial services	65,509	-	-	1,687	(1,687)	65,509
Oil and gas sales, net of royalties	-	-	7,156	-	-	7,156
Investment income (loss)	(632)	-	25,953	(1,385)	(599)	23,337
	149,651	-	33,109	302	(2,286)	180,776
EXPENSES
Selling, general and administrative	61,348	-	964	2,604	(1,687)	63,229
Variable compensation	36,784	-	-	-	-	36,784
Trailer fees	15,029	-	-	-	-	15,029
Operating costs, oil and gas properties	-	-	3,336	-	-	3,336
	113,161	-	4,300	2,604	(1,687)	118,378
OPERATING EBITDA	36,490	-	28,809	(2,302)	(599)	62,398
Amortization of deferred sales commissions	21,197	-	-	-	-	21,197
Depreciation, depletion and amortization	2,668	-	819	408	-	3,895
Interest expense	2,044	-	7	6,312	(599)	7,764
OPERATING EARNINGS (LOSS)	10,581	-	27,983	(9,022)	-	29,542
Equity earnings	-	6,318	1,358	247	-	7,923
Non controlling interest	(2,206)	-	(169)	-	-	(2,375)
	$8,375	$6,318	$29,172	$(8,775)	$ -	35,090
Dilution loss						(1,630)
Income taxes						2,898
NET EARNINGS FOR THE PERIOD						$36,358

Segmented Earnings for the three months ended June 30, 2004 and 2003

(in thousands of dollars)						2004

	Wealth Management			Other Investments
For the three months ended June 30, 2004		Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management and administration fees	$56,378	$ -	$ -	$ -	$ -	$56,378
Redemption fees	2,614	-	-	-	-	2,614
Financial services	77,431	-	-	740	(740)	77,431
Real estate revenue	-	27,824	-	-	-	27,824
Oil and gas sales, net of royalties	-	-	2,136	-	-	2,136
Investment income	27,631	-	1,539	3,970	(713)	32,427
	164,054	27,824	3,675	4,710	(1,453)	198,810
EXPENSES
Selling, general and administrative	48,789	1,663	439	7,650	(740)	57,801
Variable compensation	52,254	-	-	-	-	52,254
Trailer fees	10,254	-	-	-	-	10,254
Operating costs, real estate	-	20,018	-	-	-	20,018
Operating costs, oil and gas properties	-	-	581	-	-	581
	111,297	21,681	1,020	7,650	(740)	140,908
OPERATING EBITDA	52,757	6,143	2,655	(2,940)	(713)	57,902
Amortization of deferred sales commissions	8,104	-	-	-	-	8,104
Depreciation, depletion and amortization	2,205	24	511	242	-	2,982
Interest expense	637	873	5	2,909	(713)	3,711
OPERATING EARNINGS (LOSS)	41,811	5,246	2,139	(6,091)	-	43,105
Equity earnings (loss)	-	(577)	2,420	255	-	2,098
Investment provision	-	-	-	(3,339)	-	(3,339)
Non controlling interest	(12,885)	-	(300)	-	-	(13,185)
	$28,926	$4,669	$4,259	$(9,175)	$ -	28,679
Dilution loss						(837)
Income taxes						(16,809)
NET EARNINGS FOR THE PERIOD						$11,033

(in thousands of dollars)						2003
						(Restated)
	Wealth Management			Other Investments
For the three months ended June 30, 2003		Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management and administration fees	$40,766	$ -	$ -	$ -	$ -	$40,766
Redemption fees	2,597	-	-	-	-	2,597
Financial services	34,472	-	-	815	(815)	34,472
Oil and gas sales, net of royalties	-	-	2,277	-	-	2,277
Investment income (loss)	(41)	-	4,752	2,209	(341)	6,579
	77,794	-	7,029	3,024	(1,156)	86,691
EXPENSES
Selling, general and administrative	29,227	-	511	865	(815)	29,788
Variable compensation	18,739	-	-	-	-	18,739
Trailer fees	7,603	-	-	-	-	7,603
Operating costs, oil and gas properties	-	-	770	-	-	770
	55,569	-	1,281	865	(815)	56,900
OPERATING EBITDA	22,225	-	5,748	2,159	(341)	29,791
Amortization of deferred sales commissions	10,435	-	-	-	-	10,435
Depreciation, depletion and amortization	1,316	-	420	205	-	1,941
Interest expense	986	-	3	3,483	(341)	4,131
OPERATING EARNINGS (LOSS)	9,488	-	5,325	(1,529)	-	13,284
Equity earnings	-	3,906	2,272	165	-	6,343
Non controlling interest	(1,907)	-	104	-	-	(1,803)
	$7,581	$3,906	$7,701	$(1,364)	$ -	17,824
Dilution loss						(10)
Income taxes						5,681
NET EARNINGS FOR THE PERIOD						$23,495

D U N D E E B A N C O R P I N C.
C O N S O L I D A T E D B A L A N C E S H E E T S

As at June 30, 2004 and December 31, 2003
(expressed in thousands of Canadian dollars) (unaudited)
	June 30, 2004	December 31, 2003
		(Restated)

ASSETS
Cash and short term investments	$195,147	$148,658
Brokerage securities owned	24,205	24,978
Accounts receivable	138,192	170,682
Client accounts receivable	285,935	354,347
Corporate investments	358,124	324,867
Deferred sales commissions	98,625	85,309
Capital and other assets	172,773	160,625
Goodwill and other intangible assets	455,959	465,135
TOTAL ASSETS	$1,728,960	$1,734,601

LIABILITIES
Bank indebtedness	$4,678	$21,181
Accounts payable and accrued liabilities	158,937	186,276
Brokerage securities sold short	5,071	3,966
Client deposits and related liabilities	314,517	336,126
Income taxes payable	15,058	13,827
Corporate debt	256,006	295,622
Future income tax liabilities	54,850	38,552
	809,117	895,550

NON CONTROLLING INTEREST	283,453	245,818

SHAREHOLDERS' EQUITY
Share capital
Common shares	290,031	288,740
Contributed surplus	1,348	987
Retained earnings	345,023	304,758
Foreign currency translation adjustment	(12)	(1,252)
	636,390	593,233
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,728,960	$1,734,601

D U N D E E B A N C O R P I N C.
C O N S O L I D A T E D S T A T E M E N T S O F O P E R A T I O N S

For the three and six months ended June 30, 2004 and 2003
(expressed in thousands of Canadian dollars, except per share amounts) (unaudited)
		Three months		Six months
	2004	2003	2004	2003
		(Restated)		(Restated)

REVENUE
Management and administration fees	$56,378	$40,766	$115,191	$79,127
Redemption fees	2,614	2,597	5,437	5,647
Financial services	77,431	34,472	175,595	65,509
Real estate revenue	27,824	-	54,429	-
Oil and gas sales, net of royalties	2,136	2,277	4,071	7,156
	166,383	80,112	354,723	157,439
Investment income	32,427	6,579	55,652	23,337
	198,810	86,691	410,375	180,776

EXPENSES
Selling, general and administrative	57,801	29,788	113,927	63,229
Variable compensation	52,254	18,739	121,847	36,784
Trailer fees	10,254	7,603	20,500	15,029
Operating costs, real estate	20,018	-	37,562	-
Operating costs, oil and gas properties	581	770	1,135	3,336
	140,908	56,900	294,971	118,378

OPERATING EARNINGS BEFORE INTEREST,
TAXES AND OTHER NON CASH ITEMS	57,902	29,791	115,404	62,398
Amortization of deferred sales commissions	8,104	10,435	17,579	21,197
Depreciation, depletion and amortization	2,982	1,941	6,005	3,895
Interest expense	3,711	4,131	7,146	7,764

OPERATING EARNINGS	43,105	13,284	84,674	29,542
Share of earnings of equity accounted investees	2,098	6,343	10,461	7,923
Dilution loss	(837)	(10)	(1,816)	(1,630)
Investment provision	(3,339)	-	(3,339)	-
Income taxes
Current	316	1,143	(14,030)	(80)
Future	(17,125)	4,538	(17,775)	2,978
	(16,809)	5,681	(31,805)	2,898

Non controlling interest	(13,185)	(1,803)	(17,090)	(2,375)
NET EARNINGS FOR THE PERIOD	$11,033	$23,495	$41,085	$36,358

RETAINED EARNINGS AT BEGINNING OF PERIOD	$334,810	$194,128	$304,758	$184,787
Change in opening retained earnings to account for
changes in accounting policies	-	-	-	(3,452)
Net earnings	11,033	23,495	41,085	36,358
Premiums related to cancellation of share capital	(820)	(346)	(820)	(416)
RETAINED EARNINGS AT END OF PERIOD	$345,023	$217,277	$345,023	$217,277

EARNINGS PER SHARE

Basic	$0.44	$0.93	$1.63	$1.44
Diluted	$0.39	$0.92	$1.54	$1.43

D U N D E E B A N C O R P I N C.
C O N S O L I D A T E D S T A T E M E N T S O F C A S H F L O W S

For the three and six months ended June 30, 2004 and 2003
(expressed in thousands of Canadian dollars) (unaudited)
		Three months		Six months
	2004	2003	2004	2003
		(Restated)		(Restated)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings for the period	$11,033	$23,495	$41,085	$36,358
Non cash items in earnings:
Depreciation, depletion and amortization	11,086	12,376	23,584	25,092
Net investment gains	(31,534)	(6,603)	(52,982)	(23,088)
Share of unremitted equity earnings	(2,098)	(6,343)	(10,461)	(7,923)
Dilution loss	837	10	1,816	1,630
Investment provision	3,339	-	3,339	-
Future income taxes	17,125	(4,538)	17,775	(2,978)
Non controlling interest	13,185	1,803	17,090	2,375
Other	2,649	219	3,194	624
	25,622	20,419	44,440	32,090
Changes in:
Accounts receivable	4,946	2,349	34,049	2,863
Accounts payable and accrued liabilities	(23,584)	1,135	(32,857)	(4,206)
Bank indebtedness	(85)	2,501	(16,503)	(4,873)
Income taxes payable	(4,753)	(3,536)	(708)	(5,004)
Brokerage securities owned and sold short, net	(27,272)	(3,165)	1,878	(8)
Client accounts receivable, net of client deposits and related liabilities	72,157	(2,784)	46,803	(7,218)
Development of land, housing and condominium inventory	(12,278)	-	(18,857)	-
Other real estate working capital	18,639	-	17,127	-
CASH PROVIDED FROM OPERATING ACTIVITIES	53,392	16,919	75,372	13,644
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from dispositions of portfolio investments	13,796	46,141	59,256	99,992
Acquisitions of portfolio investments	(20,114)	(12,220)	(23,399)	(15,526)
Cash acquired in business acquisitions	-	2,978	-	2,978
Acquisition of non controlling interest	-	-	(1,000)	(2,000)
Sales commissions paid on distribution of mutual funds	(11,662)	(8,238)	(30,895)	(16,507)
Acquisition of shares in subsidiary	(2,690)	(923)	(2,690)	(2,854)
Acquisition of land held for development	(3,884)	-	(10,431)	-
Other	(3,288)	(2,419)	(7,164)	(4,453)
CASH (USED IN) PROVIDED FROM INVESTING ACTIVITIES	(27,842)	25,319	(16,323)	61,630
CASH FLOWS FROM FINANCING ACTIVITIES:
(Decrease) increase in corporate debt	34,759	5,663	(40,742)	4,346
Decrease in real estate debt	(8,334)	-	(3,610)	-
Issuance of Class A subordinate shares, net of issue costs	473	108	1,976	210
Acquisition of Class A subordinate shares	(1,275)	(1,691)	(1,275)	(2,121)
Issuance of shares in subsidiaries to non controlling interest	905	616	36,100	1,485
Cancellation of shares in subsidiary	(4,105)	-	(4,105)	-
Dividends paid by subsidiaries to non controlling shareholders	(449)	(139)	(904)	(275)
CASH (USED IN) PROVIDED FROM FINANCING ACTIVITIES	21,974	4,557	(12,560)	3,645
NET INCREASE IN CASH DURING THE PERIOD	47,524	46,795	46,489	78,919
Cash and short term investments, beginning of period	147,623	151,591	148,658	119,467
CASH AND SHORT TERM INVESTMENTS, END OF PERIOD	$195,147	$198,386	$195,147	$198,386
Cash flows from operating activities include the following:
Interest paid	$3,711	$4,131	$7,146	$7,764
Taxes paid	$5,919	$2,580	$17,768	$6,109

DUNDEE BANCORP INC.

S E C O N D Q U A R T E R R E P O R T - 2 0 0 4

DUNDEE BANCORP INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

DUNDEE BANCORP INC. (the "Company" or "Dundee Bancorp") is primarily a holding company dedicated to wealth management, real estate and resources, through a variety of activities and investments. Certain of these activities are carried out directly through wholly or partially owned subsidiaries, while others are undertaken through equity accounted or portfolio investment holdings. In each case, these investments include both publicly traded and private companies, and depending on the percentage ownership, will be afforded different accounting treatments in our consolidated financial statements.

Because we operate in three different industry sectors and because our investments differ by ownership, structure and associated accounting requirements, it often appears complex to analyze our results. It is important to mention that we do not view our Company as a fund, nor do we concern ourselves about the daily trading prices of our investments in the marketplace. For the most part, we have founded and built the companies that we own and we usually take an active role in their development. As such, during any period, the market value of our holdings may change and the amounts that we record as investment gains and losses may fluctuate significantly.

This interim Management's Discussion and Analysis has been prepared to include the requirements of Form 51-102F1 issued by the Canadian Securities Administrators and has been prepared with an effective date of July 28, 2004. The interim Management's Discussion and Analysis provides an update on matters discussed in, and should be read in conjunction with, the Company's Management's Discussion and Analysis as at and for the year ended December 31, 2003, found on pages 24 through 53 of the Company's 2003 Annual Report.

Performance Measures and Basis of Presentation

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are reported in Canadian dollars. We believe that important measures of our operating performance include certain measures that are not defined under GAAP and as such, may not be comparable to similar measures used by other companies. Throughout this discussion, there will be references to the following performance measures which management believes are relevant to assess the economics of our business:

  "AUA" or "Assets under Administration" represent the market value of client assets administered in respect of which Dundee Wealth Management Inc. ("Dundee Wealth") earns commissions, trailer fees and administrative and other similar fees. AUA are not reflected on the Company's balance sheet. To the extent that AUA are managed by Dundee Wealth, such assets may also be included in our AUM.
  "AUM" or "Assets under Management" represent the market value of client assets managed by Dundee Wealth on a discretionary basis in respect of which Dundee Wealth earns an investment management fee. AUM are not reflected on the Company's balance sheet.
  "Operating Earnings before Interest, Taxes and Other Non Cash Items" or "Operating EBITDA" and "Operating Earnings" are set out in the consolidated statements of operations of the Company. While these measures are non GAAP, the Company uses them as supplementary measures to net earnings of the Company.

D U N D E E   B A N C O R P    I N C ..                                                                                                                        1

Accounting Policies and Estimates

Certain accounting policies are critical to understanding our results of operations and financial condition and some of these policies require us to make certain judgements and estimates on matters that are uncertain. Changes in estimates may have a material impact on our financial results and financial condition. Our significant accounting policies are disclosed in note 1 to our audited consolidated financial statements as at and for the year ended December 31, 2003 ("2003 Audited Financial Statements"). A detailed description of the judgements and estimates involved in the application of these accounting policies is provided on pages 26 through 28 of our 2003 Annual Report.

Changes in Accounting Policies Adopted in 2004

On January 1, 2004, we implemented several new accounting policies, some of which required restatement of prior period comparative information. Changes in significant accounting policies implemented during 2004 and their impact on the unaudited interim consolidated financial statements for the second quarter ("Second Quarter Financial Statements") are disclosed in note 1 to the Second Quarter Financial Statements.

Operating Segments

In our annual Management's Discussion and Analysis, we discussed that our business changed as a result of significant transactions that took place in 2002 and 2003 in both our wealth management and real estate business units. As a result, in the fourth quarter of 2003, we re-evaluated the composition of our operating segments by combining our domestic and international wealth management operations, by including a newly created operating segment that will encompass our real estate operations, and by segregating our resource based investments from our other investment holdings. The comparative information presented as at and for the three and six months ended June 30, 2003 has been reclassified to be consistent with the new segmented presentation. Our four operating segments are now as follows:

Wealth Management - The wealth management segment consists of the wealth management operations of Dundee Wealth and its operating subsidiaries, as well as the wealth management activities conducted through our wholly owned subsidiary, The Dundee Bank, which is located in the Cayman Islands.

Real Estate - The real estate segment consists of the land and housing operations of our 85% owned subsidiary, Dundee Realty Corporation ("Dundee Realty"), as well as our 31% interest in Dundee Real Estate Investment Trust ("Dundee REIT").

Resources - The resources segment consists of our holdings in a variety of resource entities, including our 51% owned subsidiary, Eurogas Corporation ("Eurogas"), and our interests in Dundee Precious Metals Inc. ("Dundee Precious"), Breakwater Resources Ltd. ("Breakwater") and Great Plains Exploration Inc. ("Great Plains").

Other Investments and Corporate Costs - Our other investments and corporate costs segment includes our remaining corporate investments that may either be accounted for on an equity basis if they are subject to significant influence, or are accounted for at cost. This segment also includes our general corporate overhead costs, which are not specifically allocated to any operating division.

Information on the operating results of our significant investee companies, as reported by those entities, can be found at www.sedar.com or at the following websites; www.dundeewealth.com, www.dundeereit.com, www.dundeeprecious.com, www.breakwater.ca, www.eurogascorp.com and www.greatplainsexp.com.

D U N D E E   B A N C O R P    I N C ..                                                                                                                        2

Segmented Earnings for the six months ended June 30, 2004 and 2003

(in thousands of dollars)						2004

	Wealth Management			Other Investments
For the six months ended June 30, 2004		Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management and administration fees	$115,191	$ -	$ -	$ -	$ -	$ 115,191
Redemption fees	5,437	-	-	-	-	5,437
Financial services	175,595	-	-	1,558	(1,558)	175,595
Real estate revenue	-	54,429	-	-	-	54,429
Oil and gas sales, net of royalties	-	-	4,071	-	-	4,071
Investment income	28,282	-	18,169	10,003	(802)	55,652
	324,505	54,429	22,240	11,561	(2,360)	410,375
EXPENSES
Selling, general and administrative	100,608	3,173	789	10,915	(1,558)	113,927
Variable compensation	121,847	-	-	-	-	121,847
Trailer fees	20,500	-	-	-	-	20,500
Operating costs, real estate	-	37,562	-	-	-	37,562
Operating costs, oil and gas properties	-	-	1,135	-	-	1,135
	242,955	40,735	1,924	10,915	(1,558)	294,971
OPERATING EBITDA	81,550	13,694	20,316	646	(802)	115,404
Amortization of deferred sales commissions	17,579	-	-	-	-	17,579
Depreciation, depletion and amortization	4,467	59	997	482	-	6,005
Interest expense	1,174	1,037	10	5,727	(802)	7,146
OPERATING EARNINGS (LOSS)	58,330	12,598	19,309	(5,563)	-	84,674
Equity earnings	-	4,973	5,123	365	-	10,461
Investment provision	-	-	-	(3,339)	-	(3,339)
Non controlling interest	(16,611)	-	(479)	-	-	(17,090)
	$41,719	$17,571	$23,953	$(8,537)	$ -	74,706
Dilution loss						(1,816)
Income taxes						(31,805)
NET EARNINGS FOR THE PERIOD						$41,085

(in thousands of dollars)						2003
						(Restated)
	Wealth Management			Other Investments
For the six months ended June 30, 2003		Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management and administration fees	$79,127	$ -	$ -	$ -	$ -	$ 79,127
Redemption fees	5,647	-	-	-	-	5,647
Financial services	65,509	-	-	1,687	(1,687)	65,509
Oil and gas sales, net of royalties	-	-	7,156	-	-	7,156
Investment income (loss)	(632)	-	25,953	(1,385)	(599)	23,337
	149,651	-	33,109	302	(2,286)	180,776
EXPENSES
Selling, general and administrative	61,348	-	964	2,604	(1,687)	63,229
Variable compensation	36,784	-	-	-	-	36,784
Trailer fees	15,029	-	-	-	-	15,029
Operating costs, oil and gas properties	-	-	3,336	-	-	3,336
	113,161	-	4,300	2,604	(1,687)	118,378
OPERATING EBITDA	36,490	-	28,809	(2,302)	(599)	62,398
Amortization of deferred sales commissions	21,197	-	-	-	-	21,197
Depreciation, depletion and amortization	2,668	-	819	408	-	3,895
Interest expense	2,044	-	7	6,312	(599)	7,764
OPERATING EARNINGS (LOSS)	10,581	-	27,983	(9,022)	-	29,542
Equity earnings	-	6,318	1,358	247	-	7,923
Non controlling interest	(2,206)	-	(169)	-	-	(2,375)
	$8,375	$6,318	$29,172	$(8,775)	$ -	35,090
Dilution loss						(1,630)
Income taxes						2,898
NET EARNINGS FOR THE PERIOD						$36,358

D U N D E E   B A N C O R P    I N C ..                                                                                                                        3

Segmented Earnings for the three months ended June 30, 2004 and 2003

(in thousands of dollars)						2004

	Wealth Management			Other Investments
For the three months ended June 30, 2004		Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management and administration fees	$56,378	$ -	$ -	$ -	$ -	$56,378
Redemption fees	2,614	-	-	-	-	2,614
Financial services	77,431	-	-	740	(740)	77,431
Real estate revenue	-	27,824	-	-	-	27,824
Oil and gas sales, net of royalties	-	-	2,136	-	-	2,136
Investment income	27,631	-	1,539	3,970	(713)	32,427
	164,054	27,824	3,675	4,710	(1,453)	198,810
EXPENSES
Selling, general and administrative	48,789	1,663	439	7,650	(740)	57,801
Variable compensation	52,254	-	-	-	-	52,254
Trailer fees	10,254	-	-	-	-	10,254
Operating costs, real estate	-	20,018	-	-	-	20,018
Operating costs, oil and gas properties	-	-	581	-	-	581
	111,297	21,681	1,020	7,650	(740)	140,908
OPERATING EBITDA	52,757	6,143	2,655	(2,940)	(713)	57,902
Amortization of deferred sales commissions	8,104	-	-	-	-	8,104
Depreciation, depletion and amortization	2,205	24	511	242	-	2,982
Interest expense	637	873	5	2,909	(713)	3,711
OPERATING EARNINGS (LOSS)	41,811	5,246	2,139	(6,091)	-	43,105
Equity earnings (loss)	-	(577)	2,420	255	-	2,098
Investment provision	-	-	-	(3,339)	-	(3,339)
Non controlling interest	(12,885)	-	(300)	-	-	(13,185)
	$28,926	$4,669	$4,259	$(9,175)	$ -	28,679
Dilution loss						(837)
Income taxes						(16,809)
NET EARNINGS FOR THE PERIOD						$11,033

(in thousands of dollars)						2003
						(Restated)
	Wealth Management			Other Investments
For the three months ended June 30, 2003		Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management and administration fees	$40,766	$ -	$ -	$ -	$ -	$40,766
Redemption fees	2,597	-	-	-	-	2,597
Financial services	34,472	-	-	815	(815)	34,472
Oil and gas sales, net of royalties	-	-	2,277	-	-	2,277
Investment income (loss)	(41)	-	4,752	2,209	(341)	6,579
	77,794	-	7,029	3,024	(1,156)	86,691
EXPENSES
Selling, general and administrative	29,227	-	511	865	(815)	29,788
Variable compensation	18,739	-	-	-	-	18,739
Trailer fees	7,603	-	-	-	-	7,603
Operating costs, oil and gas properties	-	-	770	-	-	770
	55,569	-	1,281	865	(815)	56,900
OPERATING EBITDA	22,225	-	5,748	2,159	(341)	29,791
Amortization of deferred sales commissions	10,435	-	-	-	-	10,435
Depreciation, depletion and amortization	1,316	-	420	205	-	1,941
Interest expense	986	-	3	3,483	(341)	4,131
OPERATING EARNINGS (LOSS)	9,488	-	5,325	(1,529)	-	13,284
Equity earnings	-	3,906	2,272	165	-	6,343
Non controlling interest	(1,907)	-	104	-	-	(1,803)
	$7,581	$3,906	$7,701	$(1,364)	$ -	17,824
Dilution loss						(10)
Income taxes						5,681
NET EARNINGS FOR THE PERIOD						$23,495

D U N D E E   B A N C O R P    I N C ..                                                                                                                        4

RESULTS OF OPERATIONS

Six Months Ended June 30, 2004 compared to the Six Months Ended June 30, 2003

Highlights

Net earnings for the six months ended June 30, 2004 were $41.1 million or $1.63 per share compared with $36.4 million or $1.44 per share in the same period of 2003. On a three month basis, net earnings were $11.0 million or $0.44 per share, compared with $23.5 million or $0.93 per share in the second quarter of 2003. Our results for the six month period in 2004 include the operating results of Cartier Partners Financial Group Inc. ("Cartier"), which was acquired on December 30, 2003. As expected, we have incurred higher than normal operating costs in the wealth management division as we continue to integrate the operations of Cartier's business with Dundee Wealth.

Second quarter earnings include a pre-tax gain of $26.8 million from the prepayment of an investment management contract with Dundee Precious, which was voluntarily terminated following the transformation of Dundee Precious from an investment management company to an operating gold mining company in April 2004. This has contributed to higher revenue levels in the second quarter of this year compared with 2003.

Dundee Bancorp generated operating EBITDA of $115.4 million in the first six months of 2004, an increase of 85% or $53.0 million from the $62.4 million earned in the same period of 2003. Operating EBITDA includes the $26.8 million earned from Dundee Precious.

Our share of earnings from the Dundee REIT were adversely affected in the second quarter by the disposition of one of its non core retail properties. Included in equity earnings for the second quarter of 2004 is a pre-tax loss of $5.4 million representing our share of the loss from the sale of this property which has been reported by Dundee REIT as discontinued operations. Notwithstanding this loss, we are reporting three and six month earnings before taxes from our real estate activities, including our land and housing business, of $4.7 million and $17.6 million, respectively.

During the second quarter, we increased our investment provision against the carrying value of corporate investments by $3.3 million. Earnings in the second quarter were also negatively impacted by a $3.7 million expense related to share appreciation rights exercised during that period.

Our investment gains were $53.0 million in the six months ended June 30, 2004, including $26.8 million earned from Dundee Precious. This compares with $23.1 million earned in the same period of 2003. In 2003, we were able to record a tax benefit from the utilization of previously unrecorded tax losses to shelter a large part of our realized investment gains. Our 2004 results do not include the recording of a benefit as any benefits from loss carry forwards were either used previously, or were already recognized in our financial results.

Wealth Management Segment

In the first six months of 2004, the wealth management division earned operating EBITDA of $81.6 million and net earnings, before taxes and non controlling interest, of $58.3 million on revenues of $324.5 million. This compares with operating EBITDA of $36.5 million and net earnings, before taxes and non controlling interest, of $8.4 million on revenues of $149.7 million in the same period of 2003.

D U N D E E   B A N C O R P    I N C ..                                                                                                                        5

On a quarterly basis, the wealth management division reported operating EBITDA of $52.8 million and earnings before taxes and non controlling interest of $41.8 million for the three months ended June 30, 2004, compared with operating EBITDA of $22.2 million and earnings before taxes and non controlling interest of $9.5 million in the same period of 2003.

Dundee Wealth

Dundee Wealth continues to show improved levels of AUM which, at June 30, 2004, were $12.5 billion. AUM growth generated by net additions of $610 million and market appreciation of $79 million was partially offset by a decline of $319 million resulting from the voluntary termination of the Dundee Precious contract.

(in millions of dollars)
	June 30,	June 30,
	2004	2003
Assets under management, January 1, investment management division	$11,534	$8,632
Net sales	610	(3)
Market appreciation	79	89
Termination of investment management contract	(319)	-
Discretionary assets under administration	577	335
Assets under management, end of period	$12,481	$9,053

Assets under administration, end of period	27,518	8,601
Combined assets under management and administration, end of period	$39,999	$17,654

Continuing management fee revenues in the first six months of 2004 were $108.2 million, an increase of $34.3 million or 46% over the $73.9 million earned in the same period of 2003. Average AUM increased to $11.9 billion in the first six months of 2004 compared with average AUM of $8.4 billion in the same period of 2003.

Financial service revenues grew to $175.4 million in the first six months of 2004 compared with $65.1 million earned in the same period of 2003. The most significant increase was in retail commission and trailer revenues in Dundee Wealth's brokerage division, where 60% of total retail commissions earned were generated by financial advisors of Cartier acquired December 30, 2003. Principal trading and corporate finance revenues also contributed to the growth in financial service revenues, increasing to $25.0 million in the first six months of 2004 from $14.7 million in the same period of 2003. During 2004, the brokerage segment of Dundee Wealth participated in 132 public and private transactions (2003 - 51 transactions), which collectively raised approximately $4.6 billion (2003 - $1.2 billion).

Total expenses in Dundee Wealth, before amortization and interest charges, were $240.8 million in the first six months of 2004, up from $111.1 million in the same period of 2003. Variable compensation costs represent over 50% of total costs in 2004 and, consistent with growth in financial service revenues, have increased from $36.8 million in the first two quarters of 2003 to $121.8 million in the same period of the current year. Additional expenses in the wealth management division relate to our international operations.

The remaining increase in expenses in the wealth management division predominately relates to higher overhead costs associated with Cartier. Selling, general and administrative costs are expected to remain above 2003 levels as Dundee Wealth moves forward with the integration of the operations of Cartier. Certain of these costs were identified and accrued at the time the Cartier acquisition was recorded, while others will be expensed by Dundee Wealth as incurred.

The prepayment of the Dundee Precious contract caused Dundee Wealth to record an additional $26.8 million of pre-tax earnings. In addition, as our interest in Dundee Wealth was diluted in December 2003 following Dundee Wealth's equity financing and the Cartier business acquisition, non controlling interest in the earnings of the wealth management division increased in 2004.

D U N D E E   B A N C O R P    I N C ..                                                                                                                        6

The Dundee Bank

Revenues from our international wealth management subsidiaries were approximately $1.5 million in the first six months of 2004, consistent with revenues in the same period of 2003. Revenues in Canadian dollars were adversely affected by foreign exchange fluctuations in the US dollar exchange rate which were especially pronounced in the first quarter of this year. The Dundee Bank closed the first six months of 2004 with a loss of $0.7 million compared with a similar loss of $0.6 million in the same period of 2003.

Real Estate

Our real estate division generated pre-tax earnings of $4.7 million in the second quarter of 2004 and $17.6 million for the six months ended June 30, 2004 compared to $3.9 million and $6.3 million for the comparable periods in 2003. As we disclosed previously, we began reporting our land and housing operating results on a consolidated basis on June 30, 2003, at the time of the Dundee Realty plan of arrangement. Prior to this, we reported real estate activities on an equity basis.

Land and Housing Operations

(in thousands of dollars)

Components of Real Estate Operations*	6 months to June 2004			3 months to June 2004
		Operating	Operating		Operating	Operating
	Revenue	Costs	Margin	Revenue	Costs	Margin
Revenue properties	$8,272	$5,611	$2,661	$3,646	$2,694	$952
Land	26,528	15,275	11,253	14,034	9,066	4,968
Housing and condominiums	15,963	14,868	1,095	8,607	7,331	1,276
Management operations	2,704	1,808	896	1,307	927	380
Other	962	-	962	230	$-	230
	$54,429	$37,562	$16,867	$27,824	$20,018	$7,806

*Excludes general and administrative expenses, interest expense and depreciation and amortization.

In our Canadian land activity, we sold 374 lots in Saskatoon, Regina, Calgary and Edmonton in the first six months of 2004. To keep up with this demand, we continued to develop our existing land stocks into lots and at June 30, 2004, held an inventory of 610 lots in these four cities. Our land investment at June 30, 2004 stood at $27.8 million. House sales in Saskatoon and Regina remained strong. In July 2004, we commenced construction on our luxury condominium project in downtown Calgary, where approximately 40% of the units have been pre-sold.

The registration is complete on phase one of the Pantages condominium project in downtown Toronto. Subsequent to the quarter end, closings on 393 units had commenced and are expected to be completed by the end of August 2004. Construction on the Opus Tower is expected to be substantially complete by the end of 2004.

In Colorado, we have commenced construction on two projects; a 26 unit luxury condominium development and a 14 house community near the base of a ski hill.

Dundee REIT

In the first six months of 2004, Dundee REIT reported revenues from rental properties of $89.3 million, a $19.3 million increase over the same period in 2003. This increase is mainly due to accretive acquisitions made in late 2003 and 2004, during which time Dundee REIT completed nearly $400 million of acquisitions and $70 million in dispositions.

D U N D E E   B A N C O R P    I N C ..                                                                                                                        7

During the second quarter, Dundee REIT recorded a net loss from the sale of The Northgate Mall in Regina, our share of this being $5.4 million. This has been recorded by Dundee REIT as a loss from discontinued operations and has been included as part of our share of earnings in Dundee REIT. As a result, Dundee REIT reported net losses in the first six months of this year of $6.8 million, our share of which is approximately $2.0 million, offset by amortization of $0.5 million relating to our historical negative goodwill.

Since 2003, our interest in Dundee REIT has been diluted by equity issuances, aggregating $154.5 million in equity, net of issue costs and $71.9 million in convertible debentures. In the six months ended June 30, 2004, we reported a dilution gain in equity earnings of $6.5 million relating to these issuances. At the same time, our interest in Dundee REIT has increased as a result of electing to receive our monthly distributions in additional units. As at June 30, 2004, we held 7.6 million units of Dundee Properties Limited Partnership, each unit being convertible, at our option, into units of Dundee REIT on a one-for-one basis.

Resources

As we reported in the first quarter of 2004, several of our equity accounted investments in the resource segment applied the requirements of CICA Handbook Section 3110, "Asset Retirement Obligations" on a retroactive basis. As a result, we recorded a $3.5 million decrease in 2003 opening retained earnings, and increased earnings in 2003 by $0.1 million.

The effect of the restatement to the comparative three and six months ended June 30, 2003 is detailed in note 1 to our Second Quarter Financial Statements.

Net pre-tax earnings in our resource segment decreased from $29.2 million in the first six months of 2003 to $24.0 million in the same period of this year. The increase of $3.8 million in equity earnings from our resource-based investments was offset both by lower earnings from our subsidiary, Eurogas, and diminished portfolio trading activity. Sales of non equity accounted resource investments during the first six months of 2004 generated proceeds of $24.0 million and a realized investment gain of $18.3 million.

Eurogas

In the first six months of 2004, Eurogas reported net earnings after taxes and unrealized exchange gains of $1.0 million compared to net earnings after taxes of $0.3 million in the same period of 2003. Eurogas has reported lower production rates, largely due to the sale of non core properties in 2003.

In June 2004, Eurogas and Great Plains completed a plan of arrangement, with substantially all of its Canadian assets being transferred to Great Plains. For each share of Eurogas held, we received one Eurogas share and 0.2 of a share of Great Plains, resulting in a 51% interest in each of the companies. Immediately thereafter, and as a result of the exercise of options by third parties, our interest in Great Plains was diluted to approximately 49%. In accordance with accounting guidelines, we deconsolidated the accounts of Great Plains as of June 30, 2004 and began to account for this investment on an equity basis. At that time we apportioned $8.5 million of our carrying value in Eurogas to our opening equity carrying value in Great Plains. We continue to own 51% of Eurogas and are accounting for Eurogas on a consolidated basis.

Resource Based Equity Accounted Investees

Equity earnings from our resource investments were $5.1 million, including a dilution gain of $2.3 million stemming from equity financings completed by Breakwater in 2004.

Dundee Precious Metals

In April 2004, the shareholders of Dundee Precious gave their final approval to transform Dundee Precious from a closed-end investment company to an operating gold mining company. At that time, the investment management contract with Dundee

D U N D E E   B A N C O R P    I N C ..                                                                                                                        8

Precious was voluntarily terminated by our subsidiary. Dundee Precious issued 4,625,000 common shares and an option ("the Option") to purchase an additional 2,500,000 common shares at a price of $7.31 per share to Dundee Wealth in settlement of its termination payment. Both the shares and the Option were sold by Dundee Wealth to the Company and we subsequently exercised the Option. As a result, our interest in Dundee Precious increased by $46.1 million to 21% and we began to account for Dundee Precious on an equity basis.

Breakwater

As a result of higher metal prices and improved operating performance, Breakwater's contribution margin from mining activities was $15.2 million in the six months ended June 30, 2004 compared with a loss of $7.2 million in the same period of 2003. After accounting for other general and administrative expenses, net income was $6.6 million in the first six months of 2004 compared with a net loss in the first six months of 2003 of $2.6 million, before the sale of certain mining properties.

We continue to own approximately 52.0 million shares of Breakwater, representing a 15% interest, and we hold options to purchase an additional 31.8 million shares at an average price of $0.20 per share. Included in our equity earnings for the six months ended June 30, 2004 is a gain of $1.2 million, representing our share of earnings in Breakwater for this period. In addition, in the first quarter of this year, we recognized a dilution gain of $2.3 million following the public issue of shares completed by Breakwater in January.

Other Investments and Corporate Costs

Corporate Investments

Our other investments operate in diverse industry sectors. Earnings generated by these investments during the first six months of 2004 was $7.0 million compared with a loss in the same period of 2003 of $1.1 million. This increase in earnings reflects additional activity in the disposition of some of our non core corporate holdings. Earnings from increased activity was partially offset in the second quarter of this year by an investment provision of $3.3 million necessitated by a decline in market value of one of our investment holdings.

(in thousands of dollars)
	Three months		Six months
For the period ended June 30,	2004	2003	2004	2003
Investment income (loss)	$3,970	$2,209	$10,003	$(1,385)
Equity earnings	255	165	365	247
Investment provision	(3,339)	-	(3,339)	-
	$886	$2,374	$7,029	$(1,138)

Corporate Costs

Selling, general and administrative expenses in this division represent costs associated with operating a public company and head office costs that have not been allocated to other operating segments. These costs have increased by $8.3 million in the first six months of 2004 compared with the same period of 2003. As detailed in note 6 to our Second Quarter Financial Statements, this increase is related to stock based compensation expense, including $4.8 million relating to the cash settlement of previously granted stock appreciation rights.

Corporate Interest Expense

Corporate interest expense was $5.7 million for the first six months of 2004, virtually all of which relates to interest on our senior debentures. This is a decrease from the $6.3 million interest expense in the same period of 2003 and reflects lower average borrowing balances. Although the Company's resources may, from time to time, be invested in or utilized to support the activities of its various operating segments, the Company does not allocate interest expense to any particular operating segment.

D U N D E E   B A N C O R P    I N C ..                                                                                                                        9

Depreciation, Depletion and Amortization Expense

(in thousands of dollars)
	Three months		Six months
for the period ended June 30,	2004	2003	2004	2003
Capital assets	$1,858	$1,482	$3,773	$2,998
Deferred trademark costs	40	-	79	-
Bond issue costs	39	39	78	78
Real estate assets	24	-	59	-
Oil and gas properties	511	420	997	819
Funds under administration	510	-	1,019	-
	$2,982	$1,941	$6,005	$3,895

Income Taxes

Our net future income tax liability increased by $16.3 million in the first six months of 2004 to $54.9 million as at June 30, 2004. The Dundee Precious gain was sheltered for tax purposes by available tax loss carry forwards, reducing the future income tax asset previously recognized in respect of these losses. Our future tax liability in respect of deferred sales commissions increased in the first six months of 2004, reflecting higher sales commissions paid by the wealth management division during the period. As a result, our effective income tax rate was 35% in the six months ended June 30, 2004.

Quarterly Review
(in thousands of dollars, except per share amounts)
				2003
	2004		(Restated) (See note 1 to Second Quarter Financial Statements)				2002
	For the three months ended			For the three months ended			For the three months ended
	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep

Revenue	$198,810	$211,565	$183,553	$123,721	$86,691	$94,085	$88,116	$57,596
Dilution (loss) gain	(837)	(979)	34,012	318	(10)	(1,620)	75,680	-
Net earnings (loss), before extraordinary gain	11,033	30,052	60,145	4,507	23,495	12,863	52,089	(7,306)
Net earnings (loss)	11,033	30,052	80,096	4,507	23,495	12,863	52,089	(7,306)

Earnings (loss) per share, before extraordinary gain
Basic	$0.44	$1.19	$2.39	$0.18	$0.93	$0.51	$2.06	$(0.29)
Diluted	$0.39	$1.15	$2.34	$0.18	$0.92	$0.51	$2.05	$(0.29)

Earnings (loss) per share
Basic	$0.44	$1.19	$3.19	$0.18	$0.93	$0.51	$2.06	$(0.29)
Diluted	$0.39	$1.15	$3.12	$0.18	$0.92	$0.51	$2.05	$(0.29)

Our quarterly revenues have steadily increased over the previous eight quarters. In 2002 and 2003, the wealth management division completed significant acquisitions. Operations from these acquisitions increased general operating activities, accounting for the larger variances in revenues seen in the fourth quarter of 2002 and the first quarter of 2004. As these transactions included equity issuances in our wealth management subsidiary, they also account for the large dilution gains realized in each of the fourth quarter of 2002 and 2003. In addition, we expected, and we experienced, higher retail commissions and trailer revenues in the high-volume RRSP season, which occurs in the first quarter of each year. Performance fees are only recognized in earnings when they can be determined with certainty and may cause further variances in quarterly earnings. In the fourth quarter of 2003, we reported $25.6 million of performance fee revenues. In the second quarter of this year, revenues include $26.8 million of investment income from the Dundee Precious transaction.

D U N D E E   B A N C O R P    I N C ..                                                                                                                        10

As of June 30, 2003, we began consolidating the real estate operations of Dundee Realty. As a result, our revenues and expenses relating to real estate activities increased starting in the third quarter of 2003. The extraordinary gain reported in the fourth quarter of 2003 is also related to the consolidation of Dundee Realty.

Investment income, which is included with other revenues in the table above, includes income earned from dispositions of our investment holdings. As investment income is only recorded when we dispose of an investment, we expect quarterly fluctuations in these amounts.

Financial Condition

The following is a discussion of the more significant changes in balance sheet items.

Corporate Investments

All of our investments, other than our consolidated investments in Dundee Wealth, Dundee Realty and Eurogas, are recorded as "corporate investments" on our balance sheets. As at June 30, 2004, the market value of these other corporate investments was approximately $454 million. Market value has been determined using quoted market values for listed securities and carrying values for non quoted securities and debt instruments.

(in thousands of dollars)
	As at June 30, 2004		As at December 31, 2003
	Book	Market	Book	Market
	Value	Value	Value	Value
Equity accounted investments	$231,933	$283,567	$154,981	$210,681
Marketable securities	13,876	15,119	24,027	24,958
Other corporate investments	112,315	155,194	145,859	238,947
	$358,124	$453,880	$324,867	$474,586

During the first six months of 2004, we sold certain investments for proceeds of $59.3 million, realizing gains of $25.1 million. Included in these transactions are proceeds of $15.1 million generated from the sale of marketable securities and $44.2 million from the sale of various other investment holdings. The market value of our holdings may fluctuate significantly and may be subject to influences that are not directly under our control, including transactions initiated by some of our public investment holdings and global capital market conditions, generally. Our portfolio activity will vary from period to period, resulting in investment gains and losses that may fluctuate significantly.

Real Estate Assets

Real estate assets as at June 30, 2004 and December 31, 2003 consist of:

(in thousands of dollars)
	June 30,	December 31,
	2004	2003
Land	$27,842	$16,612
Housing and condominiums	78,565	63,872
	$106,407	$80,484

D U N D E E   B A N C O R P    I N C ..                                                                                                                        11

Brokerage Securities Related Balances

Client Accounts Receivable and Client Deposits and Related Liabilities - Client account balances in Dundee Wealth's brokerage subsidiaries at any given period end are determined on a trade date basis and include balances related to unsettled trades. These balances may vary significantly on a day-to-day basis, reflecting changes in the volume of trading activity, or timing of cash receipts and investments by our clients, although such variance does not necessarily represent any change to our financial position. As at June 30, 2004, client accounts receivable were $285.9 million compared with $354.3 million at December 31, 2003. Client deposits and related liabilities decreased in the first six months of 2004 to $314.5 million compared with $336.1 million at the end of 2003.

Call Loan - Similar to client account balances, amounts borrowed pursuant to the $100 million call loan facility at Dundee Wealth's brokerage subsidiary may vary significantly on a day-to-day basis, depending on securities trading activity, without necessarily representing a change to Dundee Wealth's financial position. Amounts borrowed pursuant to this call loan facility, which at June 30, 2004, totalled $4.7 million (December 31, 2003 - $21.2 million), have been included in bank indebtedness.

Goodwill and Other Intangible Assets

As discussed in note 19 to our 2003 Audited Financial Statements, in the first quarter of 2004, the non controlling shareholder of DWM Inc. ("DWM"), Dundee Wealth's main operating subsidiary, completed a $25.0 million equity subscription for additional common shares of DWM. As the subscription was received as part of a series of transactions resulting from the Cartier acquisition and the subsequent transfer of Cartier from Dundee Wealth to its subsidiary, the resulting dilution effect of $8.5 million was applied to reduce goodwill in respect of Cartier, instead of being included as a dilution gain in current earnings. In the second quarter of 2004, we added a further $0.4 million to goodwill, representing additional acquisition costs relating to the Cartier transaction that had not been included in the original estimate of the purchase price.

Amortization of intangible assets totalled $1.0 million in the first six months of 2004. There was no comparable amortization expense in the first six months of 2003 as the amortized intangible assets were acquired as part of the Cartier acquisition. Details of these intangible assets are disclosed in note 2 to our 2003 Audited Financial Statements.

Non Controlling Interest

Non controlling interest increased by $37.6 million, reflecting the $25.0 million subscription by the non controlling shareholder of DWM discussed above and an additional $15.9 million from the issuance of shares by Dundee Wealth to its non controlling shareholders, net of the $8.5 million dilution. These increases are offset by a decrease in non controlling interest of $4.2 million resulting from the deconsolidation of Great Plains.

The non controlling interest in earnings during the first six months of 2004 was $17.1 million of which $0.9 million was distributed as dividends.

Corporate Debt

Details of the Company's debt facilities can be found in note 9 to our 2003 Audited Financial Statements. As previously reported, Dundee Wealth's subsidiary renegotiated its revolving term credit facility in the first quarter of 2004, extending the maturity date to January 1, 2005. In April 2004, the Company renegotiated its $55.0 million revolving term credit facility, extending the maturity date to April 29, 2005. All other terms of these credit facilities remain the same. Amounts outstanding under our various debt facilities as at June 30, 2004 and December 31, 2003 are illustrated in the following table.

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(in thousands of dollars)
	June 30, 2004	December 31, 2003
Corporate
$150,000,000 - 6.70% senior debentures due September 24, 2007	$149,850	$149,827
$55,000,000 - Revolving term credit facility	38,000	54,888
Subsidiaries
$22,300,000 - Revolving term credit facility, subsidiary of Dundee Wealth	-	22,294
Real estate debt	53,989	51,886
Income Trusts	10,050	10,903
Prime Trust	1,302	1,712
Deferred acquisition obligation and other debt	2,815	4,112
	$256,006	$295,622

Real estate debt includes housing advances of $50.7 million, a large portion of which is expected to be repaid in the remainder of 2004 following final registration and subsequent closings on the associated units of phase one of the first tower of the Pantages condominium development property in downtown Toronto.

Liquidity and Capital Resources

Significant Sources and Uses of Cash and Short Term Investments

Cash flows from operations, before changes in non cash working capital items, grew to $44.4 million in the first six months of 2004 compared with $32.1 million in the same period of 2003. At June 30, 2004, cash and short term investments aggregated $195.1 million compared with $148.7 million at December 31, 2003. In addition to cash and short term investments, Dundee Wealth holds corporate investments with a market value of $14.3 million as at June 30, 2004. The Company's most significant cash flow changes are discussed below:

  In the first quarter of 2004, our wealth management subsidiaries received $34.5 million in equity subscriptions from third parties, net of costs.
  Gross additions of investment products were $2.1 billion in the current period, compared with $1.1 billion in the same period of 2003. As a result, sales commissions paid on these new assets almost doubled in the current period of 2004 to $30.9 million from the $16.5 million paid in the same period of 2003.
  Securities related balances varied throughout the first six months of 2004. These variances may be significant on a day-today basis, although they do not necessarily reflect any change to our financial position. Client balances, reported on a trade date basis, represented a net cash inflow of $46.8 million during the first six months of 2004 compared with a cash outflow of $7.2 million in the same period of 2003.
  Proceeds from sales of corporate investments were $59.3 million in the first six months of 2004 compared with $100.0 million in the same period of 2003. The Company reinvested approximately $23.4 million of these proceeds into other investments.
  Real estate activities generated operating cash flows, before changes in non cash working capital items, of $11.3 million in the first two quarters of this year. During 2004, the Company invested $18.9 million in the development of housing and condominium projects and invested $10.4 million in acquiring land held for future development.
  The Company repaid approximately $44.4 million of debt in 2004.
  The Company paid $5.4 million to acquire its shares or shares of its subsidiaries, for cancellation under the terms of their respective normal course issuer bids.

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Dundee Wealth's subsidiaries operate in a regulated environment and are therefore subject to requirements whereby they must maintain required levels of capital, which are usually maintained in cash or other liquid assets. At June 30, 2004, all regulated entities complied with regulatory capital requirements and securities related entities reported excess capital of over $30 million.

Cash Requirements

Management is of the view that cash flows generated from operations, together with the Company's borrowing facilities, will be sufficient to meet ongoing working capital requirements, including planned capital spending and debt servicing requirements.

Contingencies, Commitments and Off-Balance Sheet Obligations

There have been no substantive changes to the description and nature of contingencies, commitments and off-balance sheet obligations from those described on pages 47 and 48 of our 2003 Annual Report.

Changes in Share Capital Subsequent to the Second Quarter of 2004

(in thousands of dollars, except for number of shares)
	SUBORDINATE SHARES		CLASS B SHARES		TOTAL
	Number	Amount	Number	Amount	Number	Amount
Outstanding June 30, 2004	24,175,465	$281,793	1,049,193	$8,238	25,224,658	$290,031
Redeemed pursuant to issuer bid	(15,728)	(186)	-	-	(15,728)	(186)
Total Share Capital
Outstanding July 28, 2004	24,159,737	$281,607	1,049,193	$8,238	25,208,930	$289,845

Stock Options Outstanding

A summary of the status of the Company's share option plans as at July 28, 2004 and for the period from January 1, 2004 to July 28, 2004, and as at December 31, 2003 and for the year then ended are detailed in the table below.

		As at July 28, 2004	As at December 31, 2003
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of period	2,076,834	$15.16	2,484,169	$16.07
Granted	550,000	$27.51	-	$-
Exercised	(489,001)	$13.54	(216,335)	$13.07
Cancelled	(30,000)	$23.22	(191,000)	$29.39
Outstanding, end of period	2,107,833	$18.64	2,076,834	$15.16
Exercisable at end of period	1,536,165	$15.69	2,023,499	$15.17

		Weighted	Remaining
	Options	Average	Contractual	Options
Exercise Price Range	Outstanding	Exercise Price	Life (Years)	Exercisable
$8.63 to $9.50	135,333	$8.66	0.39	135,333
$13.15 to $14.85	968,048	$14.45	4.84	946,381
$15.40 to $17.75	372,952	$17.30	3.08	352,951
$27.25 to $40.75	631,500	$28.01	4.91	101,500

D U N D E E   B A N C O R P    I N C ..                                                                                                                        14

Managing Risk

Our identification of risk factors affecting our business and the approaches to managing these risks have not changed significantly from those described on pages 49 through 51 of the 2003 Annual Report.

FORWARD LOOKING STATEMENTS

This Management's Discussion and Analysis contains forward looking statements about the Company, including its business operations, strategy and expected financial performance and conditions. Forward looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions. Such statements are based on the current expectations of management, and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and the financial services industry, generally. These forward looking statements are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward looking statements made by the Company. The reader is cautioned to consider these and other factors carefully and not place undue reliance on forward looking statements. The Company has no specific intention to update any forward looking statements whether as a result of new information, future events or otherwise.

Information Concerning Dundee Bancorp

Additional information relating to Dundee Bancorp, including a copy of the Company's Annual Information Form may be found on SEDAR at www.sedar.com.

Toronto, Ontario

July 28, 2004

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Consolidated Financial Statements

DUNDEE BANCORP INC.

As at June 30, 2004 and for the three and six months ended June 30, 2004 and 2003

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Notice required under National Instrument 51-102, "Continuous Disclosure Obligations" part 3.3(3)(a).

The comparative consolidated financial statements for the three and six months ended June 30, 2003 presented in these unaudited interim consolidated financial statements have not been reviewed by an external auditor.

D U N D E E   B A N C O R P    I N C ..                                                                                                                        17

     DUNDEE BANCORP INC. CONSOLIDATED BALANCE SHEETS

D U N D E E B A N C O R P I N C.
C O N S O L I D A T E D B A L A N C E S H E E T S

As at June 30, 2004 and December 31, 2003
(expressed in thousands of Canadian dollars) (unaudited)
	June 30, 2004	December 31, 2003
		(Restated)

ASSETS
Cash and short term investments	$195,147	$148,658
Brokerage securities owned	24,205	24,978
Accounts receivable	138,192	170,682
Client accounts receivable	285,935	354,347
Corporate investments	358,124	324,867
Deferred sales commissions	98,625	85,309
Capital and other assets	172,773	160,625
Goodwill and other intangible assets	455,959	465,135
TOTAL ASSETS	$1,728,960	$1,734,601

LIABILITIES
Bank indebtedness	$4,678	$21,181
Accounts payable and accrued liabilities	158,937	186,276
Brokerage securities sold short	5,071	3,966
Client deposits and related liabilities	314,517	336,126
Income taxes payable	15,058	13,827
Corporate debt	256,006	295,622
Future income tax liabilities	54,850	38,552
	809,117	895,550

NON CONTROLLING INTEREST	283,453	245,818

SHAREHOLDERS' EQUITY
Share capital
Common shares	290,031	288,740
Contributed surplus	1,348	987
Retained earnings	345,023	304,758
Foreign currency translation adjustment	(12)	(1,252)
	636,390	593,233
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,728,960	$1,734,601

The accompanying notes are an integral part of these consolidated financial statements.

D U N D E E   B A N C O R P    I N C ..                                                                                                                        18

D U N D E E B A N C O R P I N C.
C O N S O L I D A T E D S T A T E M E N T S O F O P E R A T I O N S

For the three and six months ended June 30, 2004 and 2003
(expressed in thousands of Canadian dollars, except per share amounts) (unaudited)
		Three months		Six months
	2004	2003	2004	2003
		(Restated)		(Restated)

REVENUE
Management and administration fees	$56,378	$40,766	$115,191	$79,127
Redemption fees	2,614	2,597	5,437	5,647
Financial services	77,431	34,472	175,595	65,509
Real estate revenue	27,824	-	54,429	-
Oil and gas sales, net of royalties	2,136	2,277	4,071	7,156
	166,383	80,112	354,723	157,439
Investment income	32,427	6,579	55,652	23,337
	198,810	86,691	410,375	180,776

EXPENSES
Selling, general and administrative	57,801	29,788	113,927	63,229
Variable compensation	52,254	18,739	121,847	36,784
Trailer fees	10,254	7,603	20,500	15,029
Operating costs, real estate	20,018	-	37,562	-
Operating costs, oil and gas properties	581	770	1,135	3,336
	140,908	56,900	294,971	118,378

OPERATING EARNINGS BEFORE INTEREST,
TAXES AND OTHER NON CASH ITEMS	57,902	29,791	115,404	62,398
Amortization of deferred sales commissions	8,104	10,435	17,579	21,197
Depreciation, depletion and amortization	2,982	1,941	6,005	3,895
Interest expense	3,711	4,131	7,146	7,764

OPERATING EARNINGS	43,105	13,284	84,674	29,542
Share of earnings of equity accounted investees	2,098	6,343	10,461	7,923
Dilution loss	(837)	(10)	(1,816)	(1,630)
Investment provision	(3,339)	-	(3,339)	-
Income taxes
Current	316	1,143	(14,030)	(80)
Future	(17,125)	4,538	(17,775)	2,978
	(16,809)	5,681	(31,805)	2,898

Non controlling interest	(13,185)	(1,803)	(17,090)	(2,375)
NET EARNINGS FOR THE PERIOD	$11,033	$23,495	$41,085	$36,358

RETAINED EARNINGS AT BEGINNING OF PERIOD	$334,810	$194,128	$304,758	$184,787
Change in opening retained earnings to account for
changes in accounting policies	-	-	-	(3,452)
Net earnings	11,033	23,495	41,085	36,358
Premiums related to cancellation of share capital	(820)	(346)	(820)	(416)
RETAINED EARNINGS AT END OF PERIOD	$345,023	$217,277	$345,023	$217,277

EARNINGS PER SHARE

Basic	$0.44	$0.93	$1.63	$1.44
Diluted	$0.39	$0.92	$1.54	$1.43

The accompanying notes are an integral part of these consolidated financial statements.

D U N D E E   B A N C O R P    I N C ..                                                                                                                        19

D U N D E E B A N C O R P I N C.
C O N S O L I D A T E D S T A T E M E N T S O F C A S H F L O W S

For the three and six months ended June 30, 2004 and 2003
(expressed in thousands of Canadian dollars) (unaudited)
		Three months		Six months
	2004	2003	2004	2003
		(Restated)		(Restated)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings for the period	$11,033	$23,495	$41,085	$36,358
Non cash items in earnings:
Depreciation, depletion and amortization	11,086	12,376	23,584	25,092
Net investment gains	(31,534)	(6,603)	(52,982)	(23,088)
Share of unremitted equity earnings	(2,098)	(6,343)	(10,461)	(7,923)
Dilution loss	837	10	1,816	1,630
Investment provision	3,339	-	3,339	-
Future income taxes	17,125	(4,538)	17,775	(2,978)
Non controlling interest	13,185	1,803	17,090	2,375
Other	2,649	219	3,194	624
	25,622	20,419	44,440	32,090
Changes in:
Accounts receivable	4,946	2,349	34,049	2,863
Accounts payable and accrued liabilities	(23,584)	1,135	(32,857)	(4,206)
Bank indebtedness	(85)	2,501	(16,503)	(4,873)
Income taxes payable	(4,753)	(3,536)	(708)	(5,004)
Brokerage securities owned and sold short, net	(27,272)	(3,165)	1,878	(8)
Client accounts receivable, net of client deposits and related liabilities	72,157	(2,784)	46,803	(7,218)
Development of land, housing and condominium inventory	(12,278)	-	(18,857)	-
Other real estate working capital	18,639	-	17,127	-
CASH PROVIDED FROM OPERATING ACTIVITIES	53,392	16,919	75,372	13,644
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from dispositions of portfolio investments	13,796	46,141	59,256	99,992
Acquisitions of portfolio investments	(20,114)	(12,220)	(23,399)	(15,526)
Cash acquired in business acquisitions	-	2,978	-	2,978
Acquisition of non controlling interest	-	-	(1,000)	(2,000)
Sales commissions paid on distribution of mutual funds	(11,662)	(8,238)	(30,895)	(16,507)
Acquisition of shares in subsidiary	(2,690)	(923)	(2,690)	(2,854)
Acquisition of land held for development	(3,884)	-	(10,431)	-
Other	(3,288)	(2,419)	(7,164)	(4,453)
CASH (USED IN) PROVIDED FROM INVESTING ACTIVITIES	(27,842)	25,319	(16,323)	61,630
CASH FLOWS FROM FINANCING ACTIVITIES:
(Decrease) increase in corporate debt	34,759	5,663	(40,742)	4,346
Decrease in real estate debt	(8,334)	-	(3,610)	-
Issuance of Class A subordinate shares, net of issue costs	473	108	1,976	210
Acquisition of Class A subordinate shares	(1,275)	(1,691)	(1,275)	(2,121)
Issuance of shares in subsidiaries to non controlling interest	905	616	36,100	1,485
Cancellation of shares in subsidiary	(4,105)	-	(4,105)	-
Dividends paid by subsidiaries to non controlling shareholders	(449)	(139)	(904)	(275)
CASH (USED IN) PROVIDED FROM FINANCING ACTIVITIES	21,974	4,557	(12,560)	3,645
NET INCREASE IN CASH DURING THE PERIOD	47,524	46,795	46,489	78,919
Cash and short term investments, beginning of period	147,623	151,591	148,658	119,467
CASH AND SHORT TERM INVESTMENTS, END OF PERIOD	$195,147	$198,386	$195,147	$198,386
Cash flows from operating activities include the following:
Interest paid	$3,711	$4,131	$7,146	$7,764
Taxes paid	$5,919	$2,580	$17,768	$6,109

The accompanying notes are an integral part of these consolidated financial statements.

D U N D E E   B A N C O R P    I N C ..                                                                                                                        20

DUNDEE BANCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2004 (tabular dollar amounts in thousands of Canadian dollars, except per share amounts) (unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The interim consolidated financial statements of Dundee Bancorp Inc. (the "Company" or "Dundee Bancorp") have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

These interim consolidated financial statements follow the same accounting principles and methods of application as those disclosed in note 1 to the Company's audited consolidated financial statements as at and for the year ended December 31, 2003 ("2003 Audited Financial Statements"), except as noted below. The Company's interim consolidated financial statements do not include all disclosures required by GAAP for annual consolidated financial statements and accordingly, should be read in conjunction with the 2003 Audited Financial Statements.

The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The consolidated operating results of the wealth management segment of the Company for the three and six months ended June 30, 2004 include the operating results of Cartier Partners Financial Group Inc. ("Cartier"), which was acquired by a subsidiary of the Company on December 30, 2003.

Canadian Generally Accepted Accounting Principles

On January 1, 2004, the Company prospectively adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1100, "Generally Accepted Accounting Principles". This section establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP.

On implementation of CICA Handbook Section 1100, the Company's real estate segment adopted the straight-line method of rental revenue recognition whereby any contractual rent increases over the term of a lease are recognized into earnings over the lease term. Previously, revenues from leases that included contractual increases in basic rents were accounted for on a straight-line basis only where such increases exceeded expected increases in the projected Consumer Price Index. This change has been applied prospectively and had the effect of increasing net earnings in the first six months of 2004 by $696,000 (second quarter of 2004 - $366,000).

The Company's real estate segment previously amortized revenue properties using the sinking fund method. On implementation of CICA Handbook Section 1100, the real estate segment adopted the straight-line method of depreciation

D U N D E E   B A N C O R P    I N C ..                                                                                                                        21

for revenue properties. This change has been applied prospectively and had the effect of decreasing net earnings in the first six months of 2004 by $2,187,000 (second quarter of 2004 - $1,003,000).

Asset Retirement Obligations

Effective January 1, 2004, the Company implemented the requirements of CICA Handbook Section 3110, "Asset Retirement Obligations". This standard requires the inclusion of the estimated present value of the liability in respect of future abandonment and reclamation costs in the carrying value of its oil and gas properties, with the costs being depleted in accordance with the Company's depletion policy in respect of these assets. The liability will accrete until the Company settles the retirement obligation. Actual abandonment and reclamation costs incurred are charged against the liability, with a gain or loss recorded for the difference between the actual costs and the accreted value of the obligation at the time of reclamation. Previously, estimated future abandonment and reclamation costs were provided for over the life of the reserves by the unit of production method.

Certain of the Company's equity accounted investees in the resource segment have also applied the requirements of CICA Handbook Section 3110.

The new standard has been applied retroactively. The impact on the December 31, 2003 restated balance sheet is as follows:

	As previously
	reported	Change	As restated
Corporate investments	$328,153	$(3,286)	$324,867
Capital and other assets	160,968	(343)	160,625
Future income tax liabilities	38,670	(118)	38,552
Non controlling interest	245,927	(109)	245,818
Closing retained earnings	308,160	(3,402)	304,758

The opening retained earnings as of January 1, 2003 has been decreased by $3,452,000 as a result of the retroactive application of the new accounting standard.

The impact on the results of operations for the three and six months ended June 30, 2003 is detailed below.

	Three months	Six months
	ended	ended
	June 30, 2003
Increase (decrease) in:
Depreciation and amortization	$(48,000)	$(73,000)
Future income tax provision	16,000	25,000
Share of earnings of equity accounted investments	(374,000)	(705,000)
Non controlling interest	15,000	23,000

Full Cost Accounting in the Oil and Gas Industry

On January 1, 2004, the Company adopted CICA Accounting Guideline 16, "Oil and Gas Accounting - Full Cost" ("AcG 16"), which replaces AcG 5, "Full Cost Accounting", in the oil and gas industry. This guideline requires the recognition of an impairment when the carrying amount of oil and gas properties exceeds their undiscounted future cash flows based on estimated future commodity prices. If impairment is recognized, the amount of impairment is determined as the excess of the carrying amount over the fair value. Fair value is based on the present value of expected cash flows, reflecting

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discounting at the risk-free rate of interest. Both proven and a portion of probable reserves are used in estimating fair value. This impairment test is conducted as at each annual balance sheet date. Previously, the "cost ceiling" limited the net book value of the oil and gas properties to the undiscounted and unescalated future net revenues from production of proven reserves. The implementation of AcG 16 did not have a material impact on the interim consolidated financial statements of the Company.

Hedging Relationships

On January 1, 2004, the Company prospectively adopted the requirements of CICA Accounting Guideline 13, "Hedging Relationships" ("AcG 13") which provides detailed guidance on the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The implementation of AcG 13 did not have a material impact on the interim consolidated financial statements of the Company.

Impairment of Long-lived Assets

On January 1, 2004, the Company implemented the requirements of CICA Handbook Section 3063, "Impairment of Long-lived Assets" which provides guidance on impairment testing of long-lived assets. The implementation of CICA Handbook Section 3063 did not have a material impact on the interim consolidated financial statements of the Company.

2.	BUSINESS COMBINATION TRANSACTIONS

Reorganization of Eurogas Corporation and Great Plains Exploration Inc.

On June 11, 2004, Eurogas Corporation ("Eurogas") and Great Plains Exploration Inc. ("Great Plains") completed a plan of arrangement pursuant to which substantially all of the Canadian assets of Eurogas were transferred to Great Plains. Under the terms of the arrangement, each Eurogas share was exchanged for one new Eurogas share and 0.2 of a share of Great Plains. Immediately following the completion of the plan of arrangement, the Company held a 51% interest in each of Eurogas and Great Plains and therefore accounted for these subsidiaries on a consolidated basis.

At the time of the arrangement and following the exercise of certain options, the Company's ownership interest in Great Plains was diluted to 49%. The Company's continuing interest in Eurogas remains at 51%.

In accordance with Canadian GAAP, the Company has deconsolidated the accounts of Great Plains in June 2004, and has begun accounting for this investment using the equity method (note 3). The accounts of Eurogas continue to be consolidated in these financial statements.

3.	CORPORATE INVESTMENTS

				As at June 30, 2004					As at December 31, 2003
	Period End		Non-			Year end		Non-
	Ownership	Listed	Quoted	Loans	Total	Ownership	Listed	Quoted	Loans	Total
Equity Accounted Investments
Breakwater Resources Ltd.	15%	$23,877	$-	$-	$23,877	18%	$20,386	$-	$-	$20,386
Dundee Precious Metals Inc. (see Note 8)	21%	59,086	-	-	59,086	-	-	-	-	-
Dundee Real Estate Investment Trust*	31%	133,086	-	-	133,086	37%	127,692	-	-	127,692
Great Plains Exploration Inc. (see Note 2)	49%	8,726	-	-	8,726	-	-	-	-	-
Other		1,731	3,436	1,991	7,158		1,841	3,071	1,991	6,903
Marketable Securities		13,876	-	-	13,876		24,027	-	-	24,027
Other Portfolio Investments		76,166	12,587	23,562	112,315		104,689	15,068	26,102	145,859
		$316,548	$16,023	$25,553	$358,124		$278,635	$18,139	$28,093	$324,867

* The Company's interest in Dundee Real Estate Investment Trust is held through units of Dundee Properties Limited Partnership. These limited partnership units are convertible, at the Company's option, into units of Dundee Real Estate Investment Trust on a one-for-one basis.

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The estimated fair market value of corporate investments as at June 30, 2004, determined using quoted market values for listed securities and carrying values for non quoted securities and loans, approximates $454,000,000 (December 31, 2003 -$475,000,000).

Dundee Precious Metals Inc.

On April 19, 2004, the Company acquired 4,625,000 common shares of Dundee Precious Metals Inc. ("Dundee Precious") and an option to acquire an additional 2,500,000 common shares of Dundee Precious at $7.31 per share, from its subsidiary, Dundee Wealth Management Inc. ("Dundee Wealth") (see note 8). Immediately thereafter, the Company exercised its option. As a result, the Company increased its carrying value in Dundee Precious by $46,128,000 to $57,345,000, and began accounting for its investment in Dundee Precious on an equity basis. During the second quarter of 2004, the Company recorded $1,483,000 as its share of earnings from Dundee Precious. Additionally, the Company reported a dilution gain of $258,000 following the issuance of shares by Dundee Precious to a third-party.

Corporate Investments Segregated by Business Segment
	June 30,	December 31,
	2004	2003
Real estate	$133,086	$127,692
Resources	107,218	52,864
Other investments	117,820	144,311
	$358,124	$324,867

4.	GOODWILL AND OTHER INTANGIBLE ASSETS

On January 28, 2004, the non controlling shareholder of Dundee Wealth's main operating subsidiary, DWM Inc. ("DWM") made a $25,000,000 equity subscription for additional common shares of DWM pursuant to its pre-emptive right. Consequently, Dundee Wealth's interest in DWM was diluted from 86.0% to 83.7%. As the subscription was received as part of a series of transactions resulting from the acquisition of Cartier and the subsequent transfer of Cartier from Dundee Wealth to its subsidiary, the resulting dilution effect of $8,507,000 was applied to reduce goodwill in respect of Cartier.

	Funds	Investment
	under	Management
	Administration	Contracts	Goodwill	Total
Opening net book value, January 1, 2004	$30,573	$105,015	$329,547	$465,135
Investment by non controlling shareholder
in subsidiary	-	-	(8,507)	(8,507)
Amortization	(509)	-	-	(509)
Closing net book value, March 31, 2004	30,064	105,015	321,040	456,119
Transaction costs, acquisition of Cartier	-	-	350	350
Amortization	(510)	-	-	(510)
Closing net book value, June 30, 2004	$29,554	$105,015	$321,390	$455,959

5.	CORPORATE DEBT

In the first quarter of 2004, a subsidiary of Dundee Wealth renegotiated its $22,300,000 revolving term credit facility with a Canadian chartered bank, extending the maturity date to January 1, 2005. Other terms of the facility remained unchanged. There were no borrowings under this facility as at June 30, 2004.

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In the second quarter of 2004, the Company renegotiated its $55,000,000 corporate revolving term credit facility with a Canadian chartered bank, extending the maturity date to April 29, 2005. Other terms of the facility remain unchanged. As at June 30, 2004, the Company had borrowed $38,000,000 against this facility.

6.	SHARE CAPITAL

Common Shares Issued and Outstanding

(in thousands of dollars, except for number of shares)

	SUBORDINATE SHARES		CLASS B SHARES			TOTAL
	Number	Amount	Number	Amount	Number		Amount
Outstanding December 31, 2003	24,106,378	$280,502	1,049,193	$8,238	25,155,571		$288,740
Issued in the six months
ended June 30, 2004
Issuance of shares under the
employee share incentive plan	6,781	140	-	-	6,781		140
Options exercised	124,594	1,887	-	-	124,594		1,887
Redeemed pursuant to issuer bid	(62,288)	(736)	-	-	(62,288)		(736)
Outstanding, June 30, 2004	24,175,465	$281,793	1,049,193	$8,238	25,224,658		$290,031

Normal Course Issuer Bid

In March 2004, the Company obtained approval from The Toronto Stock Exchange to purchase its own common shares in the market for cancellation pursuant to a normal course issuer bid. In the second quarter of 2004, the Company purchased for cancellation or otherwise cancelled 62,288 Subordinate Shares having an aggregate stated capital of $736,000. The excess of the purchase price of $1,556,000 over the value of stated capital has been recorded as a reduction in retained earnings.

Share Option Plan

In the first six months of 2004, employees and directors exercised 479,001 options at an average price of $13.52. A total of 124,594 of these options were exercised for shares while the remaining 354,407 were exercised under stock appreciation rights and settled in cash, for which the Company recorded an associated expense of $4,780,000 (2003 - nil) (see note 9). At June 30, 2004, there were 2,117,833 share options outstanding at an average exercise price of $18.62, of which 1,546,165 had met the vesting requirements.

7.	EARNINGS PER SHARE

(in thousands of dollars, except earnings per share and number of shares)
		Three months		Six months
	2004	2003	2004	2003
Net earnings available to holders of Subordinate Shares and
common shares	$11,033	$23,495	$41,085	$36,358
Weighted average number of shares outstanding	25,275,276	25,321,794	25,248,697	25,324,365
Basic earnings per share	$0.44	$0.93	$1.63	$1.44

Effect of dilutive securities to available net earnings	$(915)	$-	$(1,227)	$-
Effect of dilutive securities to weighted average number of shares outstanding	665,970	124,767	647,365	119,262
Diluted earnings per share	$0.39	$0.92	$1.54	$1.43

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8.	INCOME FROM INVESTMENTS

Investment Income

In April 2004, the shareholders of Dundee Precious approved the transformation of Dundee Precious from a closed-end investment company to an operating gold mining company, following which the management agreement between Dundee Precious and a subsidiary of the Company was voluntarily terminated. In consideration for the voluntary termination of the investment management contract, Dundee Precious issued 4,625,000 common shares and granted an option to acquire an additional 2,500,000 common shares at $7.31 per share (the "Option") to Dundee Wealth. The resulting gain of $26,849,000 is included in investment income for the three and six months ended June 30, 2004.

The shares and Option issued to Dundee Wealth were subsequently sold to the Company for cash consideration of $27,843,000. Immediately thereafter, the Company exercised the Option for additional cash consideration of $18,285,000.

Share of Earnings of Equity Accounted Investees

In May 2003, certain equity-accounted investees adopted the requirements of CICA Handbook Section 3475, "Disposal of Long-lived Assets and Discontinued Operations". This standard requires reclassification of assets where the sales process of such assets was initiated subsequent to May 1, 2003 and further requires separate disclosure of any income or loss from such assets as discontinued operations. The standard does not apply to dispositions where the commencement of the sales process was initiated prior to May 1, 2003.

Included in the Company's share of earnings from equity accounted investees is a pre-tax loss of $5,411,000 from discontinued operations in respect of certain real estate properties previously held by Dundee Real Estate Investment Trust.

9.	STOCK BASED COMPENSATION

Details of the Company's share incentive plan components are disclosed in note 11 to the 2003 Audited Financial Statements. The following table details the recognition of stock based compensation expense and the issuance of shares under the Company's share incentive plans, and the share incentive plans of its subsidiaries and equity accounted investees, during the three and six months ended June 30, 2004 and 2003, before adjusting for non controlling interest.

		Six months ended June 30, 2004					Six months ended June 30, 2003
	Number		Compensation expense			Number		Compensation expense
	of	Employee	Treasury	Market		of	Employee	Treasury	Market
	Shares	Contributions	Shares	Purchases	Subsidiaries	Shares	Contributions	Shares	Purchases	Subsidiaries
Dundee Bancorp
Share Purchase Plan	4,281	$109	$20	$89	$-	5,217	$74	$-	$74	$-
Share Option Plan	124,594	-	1,887	-	-	30,000	-	135	-	-
Stock Appreciation Rights (Note 6)	354,407	-	4,780	-	-	-	-	-	-	-
Share Bonus Plan	2,500	-	31	-	-	2,500	-	31	-	-

Stock based compensation in subsidiaries
Dundee Wealth					3,485					1,370
Eurogas					6					-

Share of stock based compensation
in equity accounted investees					340					223
			$6,718	$89	$3,831			$166	$74	$1,593

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		Three months to June 30, 2004					Three months to June 30, 2003
	Number		Compensation expense			Number		Compensation expense
	of	Employee	Treasury	Market		of	Employee	Treasury	Market
	Shares	Contributions	Shares	Purchases	Subsidiaries	Shares	Contributions	Shares	Purchases	Subsidiaries
Dundee Bancorp
Share Purchase Plan	2,495	$62	$8	$54	$-	2,688	$40	$-	$40	$-
Share Option Plan	34,094	-	423	-	-	15,000	-	67	-	-
Stock Appreciation Rights (Note 6)	249,073	-	3,724	-	-	-	-	-	-	-
Share Bonus Plan	-	-	-	-	-	-	-	-	-	-

Stock based compensation in subsidiaries
Dundee Wealth					2,526					645
Eurogas					4					-

Share of stock based compensation
in equity accounted investees					312					205
			$4,155	$54	$2,842			$67	$40	$850

Options issued after December 31, 2002, are subject to the provisions of CICA Handbook Section 3870, "Stock Based Compensation", and are recognized as stock based compensation at estimated fair values over the vesting period of each individual option. The fair value of each option grant has been estimated using the Black-Scholes option-pricing model.

10.	CONTINGENCIES

A subsidiary of Dundee Wealth is named in a claim initiated by certain former clients of a former financial advisor of Hewmac Investment Services Inc. ("Hewmac"), for a total of approximately $8,700,000. Hewmac was acquired by Ross Dixon Financial Services Ltd., which was subsequently acquired by Dundee Wealth as part of the acquisition of Canadian First Financial Group Inc. in August 2002. Management's initial analysis of this claim indicates that it is frivolous, unsubstantiated in the amounts of the claim and without merit. The Company intends to vigorously defend itself against this claim.

The Company is a defendant in various legal actions. Although the ultimate outcome of these actions cannot be ascertained at this time and the results of legal proceedings cannot be predicted with certainty, it is the opinion of management that adequate provisions have been made for any liabilities and the resolution of these matters will not have a material adverse effect on the financial position of the Company.

11.	SEGMENTED INFORMATION

Segmented earnings for the six months ended June 30, 2004 and 2003

							Other Investments and Corporate Costs
	Wealth Management			Real Estate		Resources			Intersegment			TOTAL
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

Revenues	$324,505	$149,651	$54,429	$-	$22,240	$33,109	$11,561	$302	$(2,360)	$(2,286)	$410,375	$180,776
Expenses	266,175	139,070	41,831	-	2,931	5,126	17,124	9,324	(2,360)	(2,286)	325,701	151,234
OPERATING EARNINGS (LOSS)	58,330	10,581	12,598	-	19,309	27,983	(5,563)	(9,022)	-	-	84,674	29,542
Equity earnings	-	-	4,973	6,318	5,123	1,358	365	247	-	-	10,461	7,923
Investment provision	-	-	-	-	-	-	(3,339)	-	-	-	(3,339)	-
NET EARNINGS (LOSS) BEFORE THE
FOLLOWING ITEMS	58,330	10,581	17,571	6,318	24,432	29,341	(8,537)	(8,775)	-	-	91,796	37,465
Dilution loss	-	-	-	-	-	-	-	-	-	-	(1,816)	(1,630)
Income taxes	-	-	-	-	-	-	-	-	-	-	(31,805)	2,898
Non controlling interest	(16,611)	(2,206)	-	-	(479)	(169)	-	-	-	-	(17,090)	(2,375)
NET EARNINGS (LOSS)	$41,719	$8,375	$17,571	$6,318	$23,953	$29,172	$(8,537)	$(8,775)	$-	$-	$41,085	$36,358

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Segmented earnings for the three months ended June 30, 2004 and 2003

							Other Investments
	Wealth Management			Real Estate		Resources	and Corporate Costs		Intersegment			TOTAL
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

Revenues	$164,054	$77,794	$27,824	$-	$3,675	$7,029	$4,710	$3,024	$(1,453)	$(1,156)	$198,810	$86,691
Expenses	122,243	68,306	22,578	-	1,536	1,704	10,801	4,553	(1,453)	(1,156)	155,705	73,407
OPERATING EARNINGS (LOSS)	41,811	9,488	5,246	-	2,139	5,325	(6,091)	(1,529)	-	-	43,105	13,284
Equity earnings (loss)	-	-	(577)	3,906	2,420	2,272	255	165	-	-	2,098	6,343
Investment provision	-	-	-	-	-	-	(3,339)	-	-	-	(3,339)	-
NET EARNINGS (LOSS) BEFORE THE
FOLLOWING ITEMS	41,811	9,488	4,669	3,906	4,559	7,597	(9,175)	(1,364)	-	-	41,864	19,627
Dilution loss	-	-	-	-	-	-	-	-	-	-	(837)	(10)
Income taxes	-	-	-	-	-	-	-	-	-	-	(16,809)	5,681
Non controlling interest	(12,885)	(1,907)	-	-	(300)	104	-	-	-	-	(13,185)	(1,803)
NET EARNINGS (LOSS)	$28,926	$7,581	$4,669	$3,906	$4,259	$7,701	$(9,175)	$(1,364)	$-	$-	$11,033	$23,495

Segmented assets as at June 30, 2004 and December 31, 2003

							Other Investments
	Wealth Management			Real Estate		Resources	and Corporate Costs		Intersegment			TOTAL
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

Goodwill	$312,355	$320,512	$-	$-	$-	$-	$9,035	$9,035	$-	$-	$321,390	$329,547
Other Assets	802,719	840,860	325,907	296,911	144,062	105,231	134,882	162,052	-	-	1,407,570	1,405,054
TOTAL ASSETS	$1,115,074	$1,161,372	$325,907	$296,911	$144,062	$105,231	$143,917	$171,087	$-	$-	$1,728,960	$1,734,601

12.	FUTURE ACCOUNTING CHANGE

In June 2003, the CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG 15"). Further information on this accounting change is provided in note 18 to the 2003 Audited Financial Statements. AcG 15 requires the consolidation of variable interest entities by the primary beneficiary as defined therein. The CICA has noted plans to make amendments to the scope, definitions and application guidance contained in AcG 15 which are expected to be effective on or after November 1, 2004. The Company will assess the impact of the amendments once the revised guideline is issued.

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